UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Lock-up of Directors and Employees

Regencell Bioscience Holdings Limited today announced that all employees and directors who were previously granted stock options have agreed to a further lock-up undertaking for an additional 12 months, until April 20, 2027. Under this extended undertaking, 100% of each such employee’s shares and vested share options and 82% to 92% of each such director’s shares and vested share options will remain subject to the lock-up undertaking during the additional 12-month lock-up period. A form of the lock-up undertaking extension is attached hereto as Exhibit 99.1. Previously, all such directors and employees had signed lock-up undertakings and related extensions until April 20, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2026

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Letter of Lock-up Undertaking

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